EXHIBIT 99.48

News Release, regarding expansion of AMD3100 stem cell transplant program, announced November 4, 2004

AnorMED Inc. 200 - 20353 64th Ave Langley, British Columbia Canada V2Y 1N5	TEL (604) 530-1057 FAX (604) 530-0976 www.anormed.com

PRESS RELEASE

ANORMED EXPANDS AMD3100 STEM CELL TRANSPLANT PROGRAM IN CANCER PATIENTS TO
INCLUDE CANADA AND THE EUROPEAN UNION

November 4, 2004

Vancouver, British Columbia – AnorMED Inc. (TSX:AOM) announced today the initiation of Phase II clinical trials in Canada and the European Union to evaluate AMD3100 as a new stem cell transplantation drug candidate for cancer patients.  Clinical data to date in cancer patients shows AMD3100 increases the number of stem cells available for transplantation. The strongest predictor of success in stem cell transplant is the number of stem cells available for transplantation.

"New agents that could potentially improve the stem cell transplant procedure and outcomes are important, as the success of transplants is critical in the treatment of many cancer patients.  We are particularly pleased to work with AMD3100 and are encouraged by the clinical data published to date," said Armand Keating, Professor and Head, Department of Medical Oncology and Hematology at Princess Margaret Hospital.

The Canadian trial sites will include Princess Margaret Hospital in Toronto and the Vancouver General Hospital.  In Europe, studies will be initiated at the University of Heidelberg in Germany and the University Hospital Carl Gustav in Dresden. Both the Canadian and European Phase II trials will be conducted at multiple centers and will enroll up to a total of 50 non-Hodgkin's lymphoma and multiple myeloma patients.  AMD3100 will be used in combination with the standard agent, granulocyte-colony stimulating factor (G-CSF), to mobilize stem cells from the bone marrow into the bloodstream where they can be collected and used for transplantation.

AMD3100 is a stem cell mobilizer. When used in combination, AMD3100 and G-CSF work together to generate an increase in the number of stem cells in the bloodstream. In this capacity, AMD3100 may increase the stem cells available for collection as well as improve the transplantation procedure by reducing the number of times cells would have to be collected.

AnorMED has filed a special protocol assessment with the FDA for its Phase III protocols, and contingent on a positive response, plans to initiate these studies early in 2005. The company is also conducting an ongoing Phase II program in transplant to evaluate AMD3100 in combination with different stem cell mobilizing regimens including chemotherapy, as well as in cancer patients with Hodgkin's disease. Currently, an investigator sponsored study is ongoing to evaluate AMD3100 as a single agent in allogeneic transplant.

Approximately 45,000 stem cell transplantations are performed yearly worldwide. Bone marrow transplants, where stem cells are collected from patients using an invasive procedure, are now being replaced by peripheral blood stem cell transplant. In this procedure, stem cells are collected from the circulating blood for transplantation. Prior to collection, patients are given G-CSF which causes stem cells in the body to multiply. The objective of this procedure is to get as many stem cells as possible into the circulating blood where they can be collected.

AMD3100 was developed by AnorMED and has been granted Orphan Drug status by both the FDA and the European Commission. Data from over 200 participants, from all clinical studies conducted by AnorMED on AMD3100 to date, show the drug candidate has a good safety profile. Additional clinical data will be presented at the American Society of Hematology conference held December 4-7, 2004 in San Diego.

-more-

AMD3100 expands to Canada and EU 2004-11-4

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology.  Information on AnorMED Inc. is available on the Company's website: www.anormed.com.

Note:  Certain of the statements contained in this press release contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  The Company does not expect to update forward-looking statements continually as conditions change.  Investors are referred to the full discussion of risk factors associated with the Company's business contained in the Company's Annual Information Form filed with securities regulatory authorities dated July 23, 2004.

For further information:

Elisabeth Whiting, M.Sc.

Sr. Director, Corporate Development

& Communications

Tel:  604-532-4667

Cellular : 604-763-4682

e-mail: ewhiting@anormed.com

Notes to Editors and Reporters:

Background on Stem Cell Transplant

Approximately 45,000 stem cell transplantations are performed yearly worldwide. Stem cells used to be collected from patients using an invasive procedure called bone marrow transplant.  This technique is now being replaced by a new procedure called peripheral blood stem cell transplant (PBSCT). In this procedure, stem cells are collected from the circulating blood for transplantation. Prior to collection, patients are given a growth factor such as Filgrastim (G-CSF -granulocyte colony stimulating factor) which causes stem cells in the body to multiply. The objective of this procedure is to get as many stem cells as possible into the circulating blood where they can be collected.  AMD3100 has been shown to mobilize stem cells, causing them to move out of the bone marrow and into the circulating blood.  When used in combination, AMD3100 and G-CSF work together to generate an increase in the number of stem cells in the bloodstream. In this capacity, AMD3100 may increase the stem cells available for collection as well as improve the transplantation procedure by reducing the number of times cells would have to be collected.

Background on AMD3100

AMD3100 is an inhibitor of the CXCR4 chemokine receptor. The CXCR4 receptor is present on white blood cells and among other functions, has been shown to play a key regulatory role in the trafficking and homing of human CD34+ stem cells in the bone marrow.